Exhibit (g)1(iv)
June 18, 2009
State Street Bank and Trust Company
One Lincoln Street
Boston, MA 02111

Re:	Amendment to the Custodian Agreement (the “Agreement”), dated as of August 1, 1991, by and among GMO Trust, on behalf of certain of its series of the Trust, Grantham, Mayo, Van Otterloo & Co. LLC (“GMO”) and State Street Bank and Trust Company (“State Street Bank”) (as successor by merger to Investors Bank & Trust Co. (“IBT”)), as amended (the “Custodian Agreement”), and the Amended and Restated Delegation Agreement, dated as of June 29, 2001, by and between State Street Bank (as successor by merger to IBT) and GMO Trust, on behalf of certain of its series of the Trust, as amended (the “Delegation Agreement”)
Ladies and Gentlemen:
     GMO Trust hereby notifies you that it has established two additional series of shares, namely, GMO Asset Allocation International Bond Fund and GMO World Opportunity Overlay Share Fund (each a “New Fund,” and collectively the “New Funds”). The Trust (as defined in each of the Custodian Agreement and the Delegation Agreement) desires that you serve as (i) custodian of the assets of each New Fund under the terms of the Custodian Agreement and (ii) delegate with respect to the assets of each New Fund under the terms of the Delegation Agreement.
     If you agree to so serve as custodian and delegate for the New Funds, kindly sign and return to the Trust the enclosed counterpart hereof, whereupon each New Fund shall be deemed a “Fund” under each of the Custodian Agreement and Delegation Agreement. This letter agreement shall constitute an amendment to the Custodian Agreement and the Delegation Agreement and, as such, a binding agreement among the Trust, GMO (only in the case of the Custodian Agreement) and you in accordance with its terms.
     Furthermore, please sign below to reflect your agreement to amend Schedule A to each of the Remote Access Services Agreement, dated as of November 6, 2008, and the Funds Transfer and Transaction Operating Guidelines Agreement, dated as of November 4, 2008, each by and among State Street Bank and the Trust on behalf of each of its series listed on Schedule A thereto, in order to add the New Funds to each such Schedule A.
Notice
     A copy of the Declaration of Trust, together with all amendments thereto, is on file with the Secretary of the Commonwealth of Massachusetts and notice is hereby given that this instrument is executed on behalf of the Trust by an officer of the Trust as an officer and not individually and that the obligations of this instrument are not binding upon any of the Trustees or officers of the Trust or shareholders of any series of the Trust individually but are binding only upon the assets and property of the Trust or the respective series.

State Street Bank and Trust Company	- 2 -	June 18, 2009

Sincerely,

GMO TRUST

By: Name:	Jason Harrison
Title:	Clerk

GRANTHAM, MAYO, VAN OTTERLOO & CO. LLC

By: Name:	J.B. Kittredge
Title:	General Counsel
The foregoing is hereby
accepted and agreed.

STATE STREET BANK AND TRUST COMPANY

By:
Name:
Title: